

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2017

Stephen Carey
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, MN 56623

> **Re: ANI Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **File No. 001-31812**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business
Manufacturing, Suppliers, and Raw Materials, page 6

1. We refer to your statement that you generally only qualify a single source of API. In future filings, please expand your disclosure to discuss the availability of raw materials for your products. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Research and Development, page 9

2. In future filings, please expand your discussion of your material agreements to disclose for each agreement

    • aggregate amounts paid or received to date;

- aggregate potential milestone payments to be paid;
- the percentages involved in any profit-sharing arrangements within a ten-point range;
- the duration of the agreement; and
- the termination provisions.

Please also file your Sofgen agreements, or alternatively, please tell us why that is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Christopher Edwards at 202-551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance